SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C, 20549

FORM 12b-25 NOTIFICATION OF LATE FILING

☒ Form 10-K    and Form 10-KSB    |_| Form 11-K|_| Form 20-F
 |_| Form 10-Q and Form 10-QSB        |_| Form N-SAR

For Period Ended: December 31,2007

|_| Transition Report on Form 10-K
 |_| Transition Report on Form 10-Q jj Transition Report on Form 20-F
|_| Transition Report on Form N-SAR

         For the Transition Period Ended:

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PARTI
REGISTRANT INFORMATION

AULTRA GOLD, INC.
Full Name of Registrant

120 North 5th Street
Address of Principal Executive Office (Street and Number)

Jacksonville, OR 97530
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule I2b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than fifteen calendars days after its original due date.
PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Thomas L. Crom, Treasurer	(928)	474-9151
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the  registrant was required to file such report(s) been filed? If the answer is  no, identify report(s).

                                 |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |x| Yes |-| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that our 2007 operating expenses will be as follows:  We incurred operating expenses in the amount of $480,487 for fiscal 2007 compared to $65,585 for the period from January 1, 2006 to December 31, 2006. These operating expenses were comprised of mineral property costs of $179,414 (2006 $9,240), transfer agent costs of $748, professional fees of
$71,818 (2006-$36,575) filing fees of $4,691 (2006 $1,600) and office, bank charges and other sundries, of $1,484.  All of these 2007 costs increased as a result of the change of control which occurred in January 2007 prior to that time the Company had limited operations.  The change of control also resulted in the Company expanding its operations in the mineral exploration business which increased the exploration costs on mineral properties from $9,240 in 2006 to $179,414.  The professional fees also increased from $36,575 in 2006 to $71,819 in 2007  and Consulting costs increased from $-0- in 2006 to $185,668 as the Company incurred ongoing costs in its SEC reporting as well as its efforts to become trading on the OTC bulletin board which occurred in February 2008.

In addition at December 31, 2006 the Company had 82,233,333 shares outstanding and as result of a major shareholder cancelling shares during 2007 the Company at December 31, 2007 had 66,146,668 shares outstanding.

AULTRA GOLD, INC.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 25, 2008	By:	/s/ Rauno Perttu
Rauno Perttu
President, Director and Chief Financial Officer,

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